May 6, 2005

Via Fax and EDGAR

Mail Stop 04-09

Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Review
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Yolanda Crittendon & Mr. Jorge Bonilla

Re: Cash Technologies, Inc. File 000-24569

Dear Ms. Crittendon & Mr. Bonilla:

Herewith are responses to the SEC’s comments, dated May 4, 2005, to our annual report on Form 10-KSB for the year ended May 31, 2004 and our quarterly reports on Form 10-QSB for the periods ended August 31, 2004 and November 30, 2004. For convenience, we have repeated the comments immediately above our responses and maintained the numbering used in the May 4 letter.

Comment #1 - We have read and considered your response to comment 4. We note that the pro forma information that you propose to include is for the quarter ended August 31, 2004. As previously requested, your November 30, 2004 Form 10-QSB should reflect pro-forma results of operation required by instruction (2)(iv) to Item 310(b) of regulation S-B for the periods ending November 30, 2004 and November 30, 2003. Also, given the significance of the acquisition, amend your February 28, 2005 Form 10-QSB as well to include pro forma results of operations for the periods ending February 28, 2005 and February 29, 2004.

Reply #1 - As previously communicated we will amend the 10-QSB dated November 30, 2004 and 10-QSB dated February 28, 2005 to add the pro-forma TOMCO financials per your request.

Comment #2 - Refer to note 10 to the financial statements of Tomco Auto Products, Inc. relating to the inventory valuation. Supplementally reconcile the significant difference between the value reported by Tomco in its financial statements and the value you allocated to this inventory in your purchase accounting.

Reply #2 - Tomco Auto Products reduced inventory to less than its carrying amount because it sold the inventory, and certain other assets and liabilities, to our TAP Holdings subsidiary for $2,500,000. However TAP acquired such assets at fair value per FAS 141, par 36; that is, finished goods inventory at estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity.

Please contact the undersigned if you have any further comments or questions or if we can otherwise assist the Staff in its review of this company’s filed reports.

Very truly yours, /S/ Edmund C. King